[CSG Letterhead]

September 21, 2010

BY EDGAR AND BY HAND Mr. Daniel L. Gordon Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-15244

Dear Mr. Gordon:

Credit Suisse Group AG (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 2, 2010 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”), filed with the Commission on March 26, 2010.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the Fiscal Year Ended December 31, 2009

Economic Capital

We note your response to comment 5 in our letter dated July 20, 2010.  Please expand the description of enhancements to your economic model methodology to more clearly explain the changes that were made.  For example:

•	explain the meaning of the term “spread shocks”;

•	clarify the phrase “enhanced capture of basis risks” and explain how this change relates to the dislocation between cash and synthetic instruments;

Mr. Daniel Gordon
September 21, 2010

•	define the term “diversification benefit” and clarify how it relates to higher correlations across asset shocks; and

•	briefly describe the nature of enhancements to the calculation of private banking and retail lending position risks.

Response to Comment 1:

We use the term “spread shocks” to mean extreme widening in credit spreads and use the concept to estimate the losses on positions in certain credit instruments that could arise from such stress events in the economy or in financial markets.

In 2009, we enhanced our risk methodology to more fully capture “basis risk” by including separate modeling for a broader range of instruments in our model.  As referenced in the Glossary on page 488 of the 2009 Annual Report, we define basis risk as risk that “arises when positions are hedged with instruments that are close, but not exact, substitutes for each other…[giving] rise to the potential for gains or losses if the two instruments experience price changes that are not exactly the same.”  During 2008 and 2009, there was substantial dislocation between the price of certain of our cash positions, e.g., bonds, and the synthetic instruments, or derivatives, used to hedge those positions, e.g., credit default swaps.  This dislocation, or divergence, in prices gave rise to gains or losses on those hedges that did not match the losses or gains on the underlying cash positions.  More generally, we described this risk on page 120 of the 2009 Annual Report, stating that “As part of our overall risk management, we hold a portfolio of hedges.  Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designated to hedge.  Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolio.”

In our economic risk capital methodology, we use six risk categories:  fixed income trading, equity trading, emerging markets, real estate, private bank lending and international lending.  With “diversification benefit” we seek to quantify the benefit that arises because of the diversity among these risk categories, which helps to reduce the impact of severe market events on Credit Suisse’s overall risk and results of operations.  The resulting consolidated economic risk capital is therefore lower than the simple sum of economic risk capital for each of our six risk categories, with the difference being expressed as the diversification benefit.  During 2009, we enhanced our economic risk methodology to reflect the increased correlation among these six economic risk categories that we observed during the severe economic dislocation of 2008, which acted to reduce this diversification benefit and increase economic risk capital.

The enhancements to the calculation of private banking and retail lending position risks were due to IT system improvements, which provided more granular lending data within certain Private Banking businesses and allowed us to apply a more sophisticated risk methodology to the loan portfolio for these businesses.

We confirm to the Staff that we will enhance the description of any material changes to our economic capital methodology in our future annual reports.

Mr. Daniel Gordon
September 21, 2010

Risk Limits

2.
We note your response to comment 6 in our letter dated July 20, 2010.  Please tell us how many times your CARMC risk limits were exceeded and for each instance, how long.  Tell us how these excesses were addressed, either through remediation or through approval by senior management.  Confirm you will provide similar disclosure in future filings.

Response to Comment 2:

CARMC uses a detailed framework of more than 100 individual risk limits designed to control risk-taking at a granular level by individual businesses and in aggregate.  The limit measures used include VaR, ERC, exposure, risk sensitivity and scenarios, and the framework encompasses specific limits on a large number of different product (e.g., equity derivatives) and risk type (e.g., foreign exchange risk) concentrations.  The CARMC limits are set in the context of the overall risk appetite of the Group, as defined by the Board limits described in our prior response (which limits were not exceeded at any time during 2009).  The CARMC limits are generally set at a tight level to ensure that any meaningful increase in risk exposures is promptly escalated to senior management.

All CARMC limit excesses require senior management approval, which is valid for a standard period of 10 days (but fewer than 10 days for certain limit types).  CARMC limit excesses were infrequent in 2009, and over 90% of the limit excesses that occurred during 2009 (including ‘passive excesses’ caused by market moves or methodology changes), were remediated within the initial standard period, usually by a reduction in position size or by putting additional hedges in place. The remaining limit excesses (14 in total), which required additional time to remediate, were not concentrated in any single product or risk type, with the majority arising under broad aggregate limits that encompass a number of diverse businesses.  In each of these cases, senior management approval was required for each additional standard period in which a limit remained in excess, and in no case did such period exceed 90 days (with the average additional period being 12 days).

We confirm to the Staff that we will provide additional disclosure on our risk limit framework in our future annual reports.  However, we respectfully inform the Staff that we do not believe that disclosure of the number of CARMC limit excesses is in most cases necessary for investors to be able to evaluate the effectiveness of our risk management policies and procedures.

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel Gordon
September 21, 2010

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Head of Group Financial Accounting, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ Renato Fassbind

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:           Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

David R. Mathers
Chief Operating Officer and Head of
      Finance for Investment Banking
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Head of Group Financial Accounting
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP